Exhibit 99.2

TERMS AND CONDITIONS OF STOCK OPTION GRANT FOR U.S. EMPLOYEES

PURSUANT TO FEDEX CORPORATION 2019 OMNIBUS STOCK INCENTIVE PLAN

1.	Stock Plan. This stock option grant is subject to the terms, definitions and provisions of the stock plan (“Plan”) designated in the grant detail on the Merrill Lynch website.

2.

Option Price. The option price for each share is one hundred percent (100%) of the fair market value, as determined by the Committee as defined in the Plan, of FedEx Corporation (“FedEx”) common stock on the date of grant.

3.

Exercise of Option. The option is only exercisable in accordance with the provisions of the Plan and pursuant to the vesting schedule contained in the grant detail on the Merrill Lynch website. The option may not be exercised if the issuance of the shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or regulation. As a condition to the exercise of the option, FedEx may require the employee exercising the option to make any representation and warranty to FedEx as may be required by any applicable law or regulation.

4.

Transferability of Option. The option may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, transferred or disposed of in any manner other than by will or the laws of descent or distribution and may be exercised during the lifetime of the employee receiving the option grant only by said employee or a duly appointed legal representative. The terms of the option shall be binding upon heirs, personal representatives and successors.

5.

Term of Option. The option may not be exercised more than ten (10) years from the date of grant of the option and may be exercised during such term only in accordance with the Plan and the terms of this option.

6.	Optionee Acknowledgment. By accepting this grant, Optionee acknowledges:

•	receipt of an online copy of the Plan;

•	familiarity with the terms and provisions of the Plan;

•	agreement that this grant is subject to all the Plan terms and provisions;

•	understanding that FedEx will not make any loans for the purpose of exercising a stock option or paying any tax liability associated with the exercise; and

•	agreement to accept as binding, conclusive and final all decisions or interpretations of the Committee as defined in the Plan upon any questions arising under the Plan or this grant.

7.

Additional Requirements. FedEx reserves the right to impose other requirements on the option, any shares acquired pursuant to the option and the employee’s participation in the Plan to the extent FedEx determines, in its sole discretion, that such other requirements are necessary or advisable in order to comply with local law, rules and regulations or to facilitate the operation and administration of the option and the Plan. Such requirements may include (but are not limited to) requiring the employee to sign any agreements or undertakings that may be necessary to accomplish the foregoing.

8.

Addendum. Notwithstanding any provisions in these Terms and Conditions to the contrary, if the employee transfers residence and/or employment to another country, FedEx may establish alternative terms, conditions and requirements as may be necessary or advisable to accommodate the employee’s transfer and to comply with local law, rules and regulations or to facilitate the operation and administration of the option and the Plan. Such provisions shall be set forth in an addendum to these Terms and Conditions.